                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2002

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____ to _____


Commission file number  1-4651


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Dana Corporation Employee Incentive and Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Dana Corporation
         4500 Dorr Street
         Toledo, Ohio 43615

                                      INDEX

                                                                                                      Page
I.       REQUIRED INFORMATION

         Report of Independent Auditors                                                                  3

         Financial Statements

                  Statement of Assets Available for Benefits
                  as of December 31, 2002 and 2001                                                       4

                  Statement of Changes In Assets Available for Benefits,
                  for the Years Ended December 31, 2002 and 2001                                         5

                  Notes to Financial Statements                                                       6-10

         Supplemental Information*

                  Schedule of Assets (Held at End of Year)
                  Schedule H, line 4i                                                                   11

II.      SIGNATURE                                                                                      12

III.     EXHIBITS

                  Exhibit 23 -- Consent of Independent Auditors                                         13

                  Exhibit 99.1 -- Certification Pursuant to 18 U.S.C. Section 1350                      14

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                              REQUIRED INFORMATION

                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the Dana Corporation Employee Incentive and
Savings Investment Plan

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Dana Corporation Employee Incentive and Savings Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Toledo, Ohio
June 27, 2003

DANA CORPORATION
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
(AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                           DECEMBER 31,
                                                                                      2002              2001
Assets:
Investments, at fair value                                                        $      75,686    $      95,382
Investments, at contract value                                                           43,067           40,963
                                                                                  -------------    -------------
         Total investments                                                              118,753          136,345

Employee contributions receivable                                                           665              691
Employer contributions receivable                                                           112              111
                                                                                  -------------    -------------

Assets available for benefits                                                     $     119,530    $     137,147
                                                                                  =============    =============


The accompanying notes are an integral part of the financial statements.

DANA CORPORATION
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
(AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                            YEAR ENDED
                                                                                           DECEMBER 31,
                                                                                     2002                 2001
Investment income/(loss):
     Interest and dividend income                                                 $       2,914    $       5,254
     Net depreciation of investments                                                    (20,286)         (20,447)
     Interest on employee loans                                                             382              526
                                                                                  -------------    -------------
                                                                                        (16,990)         (14,667)
Contributions:
     Employee contributions                                                               9,149           10,674
     Employer contributions                                                               1,502            1,654
                                                                                  -------------    -------------
              Total additions                                                            10,651           12,328
                                                                                  -------------    -------------

Deductions:
     Benefit payments                                                                   (11,196)         (13,027)
     Administrative expenses                                                                 (5)              --
                                                                                  -------------    -------------
              Total deductions                                                          (11,201)         (13,027)
                                                                                  -------------    -------------

Net transfers in/(out)                                                                      (77)             166
                                                                                  --------------   -------------

Net decrease                                                                            (17,617)         (15,200)

Net assets available for benefits
 at beginning of year                                                                   137,147          152,347
                                                                                  -------------    -------------

Net assets available for benefits
 at end of year                                                                   $     119,530     $    137,147
                                                                                  =============     ============


The accompanying notes are an integral part of the financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

      GENERAL

      The Dana Corporation Employee Incentive and Savings Investment Plan (the "Plan") is a contributory defined contribution employee benefit plan that was established on March 1, 1984 to provide benefits for all eligible employees of the participating divisions of Dana Corporation as identified in the Plan agreement. The Plan is sponsored by Dana Corporation (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following is a brief description of the Plan. Participants should refer to the Plan agreement for more complete information.

      ADMINISTRATION

      The administrator of the Plan is the Dana Corporation Investment Committee which has delegated responsibility for day to day administration of the Plan to Dana Benefits and Payroll Services. The Company has entered into a trust agreement with The Vanguard Fiduciary Trust Co. (the "Trustee").

      PARTICIPATION

      Each employee who is in a covered class of employees within a participating division as stipulated in the Plan agreement is eligible to participate in the Plan.

      EMPLOYEE CONTRIBUTIONS

      An eligible employee may elect to have up to 20 percent of his or her eligible compensation, as defined in the Plan agreement, up to the maximum elective deferral amount as determined under Section 402(g) of the Internal Revenue Code (the "Code"), contributed to his or her account. Contributions for some participants may be further limited as a result of other Code requirements.

      EMPLOYER CONTRIBUTIONS

      The Company contributes to the Plan thirty percent on the first three percent of the employee's compensation contributed to the Plan and ten percent on the next three percent contributed to the Plan.

      VESTING

      Participants are fully vested at all times in both the employee and employer contributions and earnings thereon, in their individual accounts.

      NORMAL RETIREMENT, DISABILITY, TERMINATION OR DEATH

      In accordance with the Plan provisions, participating employees who retire upon attaining age sixty-five or become totally and permanently disabled and whose account balance is greater than $5,000 are eligible to receive the full value of their account in a lump sum.

      Upon termination, the participant's account will be payable in a lump sum if the account balance is less than $5,000. Otherwise, the participant's account may remain in the Plan until the participant attains the age of 70-1/2.

      Upon a participant's death, the participant's account balance will be paid to the beneficiary in a lump sum.

      LOANS

      The Trustee may extend loans to participants with the approval of the Plan administrator. Participant loans shall not be made for less than $1,000 or exceed the lesser of 50% of the participant's vested account balance or $50,000 minus the highest amount of outstanding balance of loans to the participant for the previous 12 month period. The loan term shall not be longer than 60 months unless the loan is used to acquire a principal residence. Interest shall be charged on the loan at a rate equal to 1% above the "Prime Rate" quoted by The Wall Street Journal under the Money Rates section.

      As participant loans are repaid, the amounts are allocated to the investment fund according to the participant's most recent election with respect to current contributions. At December 31, 2002, such loans bore interest rates ranging from 3% to 10%.

      PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA. In the event of Plan termination, participant accounts will be distributed in accordance with the Plan agreement.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      EXPENSES OF THE PLAN

      Generally, the Company pays a significant portion of the expenses associated with the administration of the Plan.

      VALUATION OF INVESTMENTS

      The Plan's investments in mutual funds are stated at quoted market value. Investments in guaranteed investment contracts are stated at contract value, which approximates market value. In determining fair value, the Board of Directors of the Trustee considers such factors as the benefit responsiveness of each of the investment contracts. Participant loans receivable are stated at estimated fair values, consisting of outstanding principal and any related accrued interest. The Plan's investment in the stock fund is based on units which are recorded at fair market value.

      Net appreciation or depreciation includes realized gains and losses and net unrealized appreciation and depreciation. Realized gains and losses on investment transactions are recorded as the difference between proceeds received and the fair market value at the beginning of the year of the respective investments sold or cost if acquired during the year. Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change between the fair market value of investments at the end of the year and the beginning of the year, or cost if acquired during the year.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and reported changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

      RECLASSIFICATIONS

      Certain previously reported 2001 amounts have been reclassified to conform to the 2002 presentation.

3.    INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated April 3, 2002, that the Plan and related trust are tax-qualified in accordance with applicable sections of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    PARTIES-IN-INTEREST

      Investments in the Dana Stock Fund consisted of 755,983 and 821,362 shares of Dana Corporation common stock at December 31, 2002 and 2001, respectively. Shares for this fund are purchased in the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the Code and ERISA.

      Certain Plan investments are shares of mutual funds or collective investment funds managed by The Vanguard Group, a company related to the Trustee. Fees paid by the Plan for the investment management services amounted to $4,640 for the year ended December 31, 2002.

5.    INVESTMENTS

      The following presents investments that represent five percent or more of the Plan's net assets.

                                                             DECEMBER 31,
                                                          2002          2001
(amounts in thousands except share/unit information)

Dana Corporation Fixed Principal Fund (GIC),
  43,067,496 and 40,962,729 shares, respectively        $  43,067     $  40,963

Dana Stock Fund, 3,419,371 and
  3,723,077 units, respectively                             8,890        11,430

Putnam Voyager, 1,286,268 and 1,420,628
  shares, respectively                                     16,348        24,577

Putnam New Opportunities, 372,638 and
  373,545 shares, respectively                             10,594        15,308

Vanguard Primecap Fund, 203,075 and 196,779
  shares, respectively                                      7,851        10,138

Vanguard Wellington Inv, 333,913 and 319,229
  shares, respectively                                      8,201         8,702

Vanguard 500 Index Inv, 136,164 and 127,425
  shares, respectively                                     11,050        13,493

Other investments                                          12,752        11,734
                                                        ---------     ---------

      Total                                             $ 118,753     $ 136,345
                                                        =========     =========

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $20,286 and $20,447, respectively, as follows:

                           2002          2001
Mutual funds             $18,876        $19,455
Common stock fund          1,410            992
                         -------        -------
                         $20,286        $20,447
                         =======        =======

                                                             SCHEDULE H, LINE 4i

DANA CORPORATION
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
(AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

(a)       (b)                                      (c)                                       (d) ***           (e)
                                                                                                             CURRENT
     IDENTITY OF ISSUE                  DESCRIPTION OF INVESTMENT                                             VALUE
*    Putnam Investments                 Putnam New Opportunities                                          $      10,594

*    Putnam Investments                 Putnam Voyager                                                           16,348

*    The Vanguard Group                 Vanguard 500 Index Inv                                                   11,050

*    The Vanguard Group                 Vanguard IT Treasury Fund                                                 1,536

*    The Vanguard Group                 Vanguard Int'l Growth Fund                                                2,432

*    The Vanguard Group                 Vanguard LifeSt Conserv Growth                                              370

*    The Vanguard Group                 Vanguard LifeSt Growth Fund                                                 440

*    The Vanguard Group                 Vanguard LifeSt Income Fund                                                 491

*    The Vanguard Group                 Vanguard LifeSt Moderate Growth Fund                                        349

*    The Vanguard Group                 Vanguard LT Treasury Inv                                                    941

*    The Vanguard Group                 Vanguard Primecap Fund                                                    7,851

*    The Vanguard Group                 Vanguard Wellington Inv                                                   8,201

*    The Vanguard Group                 Vanguard Windsor Fund                                                     1,464

**   AIG Financial                      Guaranteed Investment Contract
                                        4.17%                                                                     2,822

**   AIG Financial                      Guaranteed Investment Contract
                                        5.75%; 9/30/2003                                                          1,890

**   AIG Financial                      Guaranteed Investment Contract
                                        6.86%; 3/31/2004                                                          1,460

**   AIG Financial                      Guaranteed Investment Contract
                                        5.76%; 3/31/2006                                                          1,751

**   CDC FA                             Guaranteed Investment Contract
                                        5.79%; 1/31/2003                                                            133

**   CDC FA                             Guaranteed Investment Contract
                                        5.65%; 2/28/2004                                                          1,491

**   CDC FA                             Guaranteed Investment Contract
                                        6.00%; 3/10/2004                                                          1,985

**   CDC FA                             Guaranteed Investment Contract
                                        3.68%; 9/28/2005                                                          1,187

**   CDC FA                             Guaranteed Investment Contract
                                        5.48%; 12/29/2006                                                         1,298

**   CDC FA                             Guaranteed Investment Contract
                                        5.86%; 3/30/2007                                                            827

**   CDC FA                             Guaranteed Investment Contract
                                        4.03%                                                                       803

**   Morgan Guaranty                    Guaranteed Investment Contract
                                        6.04%; 3/31/2006                                                          1,089

**   Morgan Guaranty                    Guaranteed Investment Contract
                                        5.69%; 6/30/2006                                                          2,585

**   New York Life                      Guaranteed Investment Contract
                                        5.93%; 6/30/2005                                                          2,207

**   New York Life                      Guaranteed Investment Contract
                                        5.69%; 7/15/2005                                                          1,655

**   Rabobank                           Guaranteed Investment Contract
                                        4.88%; 9/29/2006                                                          1,578

**   Rabobank                           Guaranteed Investment Contract
                                        5.24%; 6/27/2007                                                          6,468

**   Rabobank                           Guaranteed Investment Contract
                                        4.53%                                                                     1,381

**   State Street Bank                  Guaranteed Investment Contract
                                        3.27%; 3/31/2003                                                            491

**   State Street Bank                  Guaranteed Investment Contract
                                        7.07%; 3/31/2004                                                            484

**   State Street Bank                  Guaranteed Investment Contract
                                        6.59%; 9/30/2004                                                          1,224

**   UBS                                Guaranteed Investment Contract
                                        4.46%                                                                     6,432

**   The Vanguard Group                 VGI Prime Money Market
                                        1.25%                                                                     1,826

*    Dana Corporation                   Dana Stock Fund                                                           8,890

*    Participants                       Participants notes receivable, interest
                                         ranging from 3% to 10%                                                   4,729
                                                                                                               --------

                                                                                                               $118,753
                                                                                                               ========

*   Parties-in-interest to the Plan.

** Represents the Plan's proportionate share of the investments held within the Dana Corporation Fixed Principal Fund (GIC).

*** Cost is not required for participant directed investments.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dana Corporation Investment Committee, which is the administrator of the Dana Corporation Employee Incentive and Savings Investment Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Dana Corporation Employee Incentive and
                                    Savings Investment Plan

Date:  June 27, 2003                By:    /s/  Robert C. Richter
                                           -------------------------------------
                                           Robert C. Richter

                                    Title: Chairman
                                           Dana Corporation Investment Committee